[AMBOW EDUCATION HOLDING LTD. LETTERHEAD]

March 9, 2018

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.Washington, D.C. 20549

Re:	Ambow Education Holding Ltd. Amendment No. 4 to Registration Statement on Form F-1 Filed January 22, 2018 File No. 333-220207

Dear Mr. Spirgel:

As requested by the Staff of the Securities and Exchange Commission (the “Staff”) during the telephone conference call on March 1, 2018 with Ambow Education Holding Ltd. (the “Company”), the Company hereby supplementally submits the executed legal opinion of the Company’s PRC legal counsel, Beijing DYHQ Law Firm, as referred to in Comment 1 to the response letter dated March 6, 2018 filed as EDGAR correspondence.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact our legal counsel Mitchell S. Nussbaum, Partner at Loeb & Loeb LLP, at 212-407-4159 or mnussbaum@loeb.com.

Sincerely,

Ambow Education Holding Ltd.

/s/ Jin Huang

Chief Executive Officer

北京东远鹤錡律师事务所
电话:010 5369 6305
传真:010 5867 2028
电话:136 9322 0066
地址:北京朝阳区东三环乐澜宝邸2 号4单元-804
Email: vincentbao@cmapa.com

Legal opinion on Foreign Exchange Concern of two transactions

(2018) DYHQ LL NO.003

To: Marcum BP Accountants and Advisors

We have been engaged by Ambow Education Holding Ltd. (“the Company”) to perform a legal review of the two loan agreements between the Company and Sino Accord Co., Ltd and between the Company’s China subsidiary and Suzhou Zhixinliren.

In our opinion, from China legal perspective, these two agreements are separately existed, as long as both loan agreements have fixed maturity dates (subject to extension only by mutual agreement), we do not find any violation of the PRC related Company laws and Foreign Exchange Bureau regulations, and these two loan transactions would not be viewed as a foreign currency purchase or exchange transaction under China laws.

Yours Sincerely,

Beijing DYHQ Law Firm

Yanfeng Bao March 8, 2018